FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MAY 16, 2007

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the
First Quarter 2007

Highlights
•	Subscriber net additions in the Mobile Communication segment double to 326,600 during 1Q 07
•	International revenue growth almost offsets lower domestic revenues
•	Revenues almost stable at EUR 1,145.8 million compared to EUR 1,158.6 million in 1Q 06
•	Adjusted EBITDA declines from EUR 504.3 million to EUR 474.9 million
•	Lower Fixed Net revenues, marketing expenses and start-up costs impact adjusted EBITDA
•	Net income declines by 4.4% to EUR 147.2 million
•	EPS remains stable following increased share buybacks in 2006 and 2007
•	Outlook for full year 2007 reiterated
Note: All financial figures are based on IFRS; if not stated otherwise, all comparisons are given year-on-year.
Beginning with 1Q 07 the Telekom Austria Group reports three segments. Fixed Net comprises primarily the former Wireline segment, whereas Mobile Communication encompasses the former Wireless segment. In addition, the Telekom Austria Group also reports a third segment Corporate consisting of all non-operative functions related to the governance of the Telekom Austria Group. Prior years have been adjusted for comparison.

Summary
The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures 1Q 2007”) are available on our website at www.telekom.at
Results for the first half 2007 will be announced on August 22, 2007
Contacts:
Investor Relations
Peter E. Zydek
Head of Investor Relations
Tel: +43 (0) 59059 1 19001
E-Mail: peter.zydek@telekom.at
Corporate Communications
Elisabeth Mattes
Telekom Austria Group’s Spokeswoman
Tel: +43 (0)1 33161 2730
E-Mail: elisabeth.mattes@telekom.at
Vienna, May 16, 2007 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first quarter 2007 ending March 31, 2007.
Beginning with 1Q 07 the Telekom Austria Group reports three segments. Fixed Net comprises primarily the former Wireline segment, whereas Mobile Communication encompasses the former Wireless segment. In addition, the Telekom Austria Group also reports a third segment Corporate consisting of all non-operative functions related to the governance of the Telekom Austria Group. Prior years have been adjusted for comparison.
During 1Q 07 revenues remained almost stable at EUR 1,145.8 million compared to 1Q 06, with higher revenues in the Mobile Communication segment almost offsetting lower revenues in the Fixed Net segment.
Revenues in the Fixed Net segment declined by 4.5% to EUR 510.8 million in 1Q 07 due to lower revenues from Switched Voice, which were partly offset by higher revenues in Data & IT solutions and Internet Access & Media. Mobile Communication revenues rose by 0.9% to EUR 694.1 million in the reporting quarter compared to 1Q 06 as a result of rising monthly rental, traffic and other revenues.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) declined by 5.8% to EUR 474.9 million in 1Q 07 impacted by lower revenues in the Fixed Net segment, higher marketing expenses in the Mobile Communication segment and start-up costs for the operations in the Republic of Serbia.
Operating income decreased by 4.9% to EUR 210.7 million during the reporting period. The decline in operating income of the Mobile Communication segment due to higher depreciation and amortization charges for investments in the mobile networks was accompanied by stable operating income of the Fixed Net segment due to lower depreciation and amortization charges.
Net income was lower by 4.4% at EUR 147.2 million in the reporting quarter due to the lower operating income. Earnings per share remained stable at EUR 0.32 as a result of previous share buybacks. Cash flow from operations per share increased by 22.0% to EUR 0.81 per share also as a result of previous share buybacks.
Capital expenditures for tangible and intangible assets increased from EUR 121.8 million in 1Q 06 to EUR 167.3 million in 1Q 07 as a result of the rollout of HSDPA and HSUPA in Austria, infrastructure investments of EUR 7.5 million in the Republic of Serbia and license costs of EUR 10 million in the Republic of Macedonia.
Net debt decreased by 5.2% to EUR 3,003.6 million as of end of March 2007 in comparison to end of December 2006 primarily due to strong free cash flow generation. The net debt to equity ratio (net gearing) was 103.0% compared to 112.2% at the end of December 2006.

in EUR million	1Q 07	1Q 06	% change

Revenues	1,145.8	1,158.6	-1.1%

Adjusted EBITDA*	474.9	504.3	-5.8%

Operating income	210.7	221.6	-4.9%

Net income	147.2	154.0	-4.4%

Earnings per share (in EUR)	0.32	0.32	0.0%

Capital expenditures	167.3	121.8	37.4%

in EUR million	March 31, 07	Dec. 31, 06	% change

Net debt	3,003.6	3,169.0	-5.2%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
2     Telekom Austria Group: Results for the First Quarter 2007

Group Review
Note: Detailed operational figures of the Fixed Net segment are shown in the appendix on page 17
Revenues and operating income by segment
Fixed Net
The Fixed Net segment continued to show xDSL broadband access line growth despite a challenging market environment, with net adds reaching 28,000 in 1Q 07 compared to 39,800 in 1Q 06. The number of xDSL access lines (including 124,000 wholesale lines) grew by 17.1% to 721,600 as of March 31, 2007 compared to 616,000 at the end of March 2006.
xDSL average revenues per user (xDSL ARPU) declined by 5.9% to EUR 27.3 in 1Q 07 due to a shift in customer mix towards entry level xDSL packages and higher usage of data volume offered. The number of unbundled lines rose by 61.0% to 235,900 at the end of March 2007 compared to the same period of the previous year.
Telekom Austria’s voice minutes declined by 12.3% in 1Q 07 compared to approximately 15.7% for the total voice market. This was the result of stronger fixed to mobile migration and a lower number of total access lines. The migration of dial-up customers to higher value broadband products continued and contributed to the decline of total minutes including Internet dial-up by 21.5% to 1.4 billion minutes.
Telekom Austria’s market share of total voice traffic grew by 2.6 percentage points to 58.1% at the end of March 2007. This was the result of successful retention measures as the overall market volume declined more strongly than Telekom Austria’s minutes. Total market share including Internet dial-up increased by 2.0 percentage points to 57.9% at the end of March 2007.
By the end of March 2007, total access lines fell by 7.0% to 2,575.5 million compared to the end of March 2006. The continued migration to mobile and unbundling operators led to this decline.
To address the demand for flat-rate products Telekom Austria introduced new TikTak bonus packages for residential and business customers in February 2007.
Fixed Net revenues declined by 4.5% to EUR 510.8 million during 1Q 07 compared to the same period last year. Higher revenues from Internet Access & Media, Data & IT solutions and Value-Added Services only partly offset lower revenues from Switched Voice.
Switched Voice Traffic revenues declined by 14.0% to EUR 86.7 million compared to 1Q 06 as a result of a lower traffic volume driven by continued fixed-to-mobile migration.
Revenues from Switched Voice Monthly Rental & Other declined by 8.2% to EUR 121.4 million resulting from a lower number of total access lines and waived installation fees during recent marketing campaigns.
Higher sales of calling cards and event-based value added services led to an increase in revenues from Payphones & Value Added Services by EUR 0.3 million to EUR 11.1 million compared to the same period of last year.
Strong demand for international communication solutions supported the revenue growth of Data & IT-solutions including wholesale by 1.4% to EUR 105.0 million in 1Q 07.

Fixed Net
in EUR million	1Q 07	1Q 06	% change

Revenues	510.8	534.9	-4.5%

Adjusted EBITDA*	193.2	215.4	-10.3%

Operating income	54.4	54.7	-0.5%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Quarter 2007     3

Revenues from Internet Access & Media grew by 2.1% to EUR 68.7 million as a result of stronger sales to business customers and the continued growing numbers of broadband retail customers. The declining ARPU caused by a shift in customer mix towards lower priced entry-level broadband products partially offset the broadband access line growth in 1Q 07.
Wholesale Voice Telephony & Internet revenues decreased slightly by EUR 0.8 million to EUR 91.6 million in 1Q 2007 in comparison to the same period last year. The strong revenue growth from wholesale Internet broadband and IP connectivity services and higher demand for international voice traffic almost offset the lower demand for national wholesale minutes.
Other revenues declined by EUR 1.6 million to EUR 26.3 million due to lower revenues from directory assistance services in 1Q 07.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased from EUR 215.4 million in 1Q 06 to EUR 193.2 million as a result of lower revenues. The adjusted EBITDA margin amounted to 37.8% in the reporting period.
Operating income remained almost stable at EUR 54.4 million in 1Q 07 as lower depreciation and amortization charges nearly offset lower revenues.
Mobile Communication
The total number of customers grew by 15.7% to 10.6 million driven by an increase in the number of net additions across all mobile operations at the end of March 2007 to 326,600 compared to 165,300 the end of March 2006.
Mobile Communication revenues grew by 0.9% to EUR 694.1 million in 1Q 07 compared to 1Q 06 as a result of higher traffic, monthly rental and other revenues. Higher contributions from international operations in Bulgaria, Croatia and Slovenia more than offset lower revenues in Austria.
Data revenues as a percentage of traffic-related revenues increased by 4.0 percentage points to 24.9% in 1Q 07 compared to the same period last year.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) declined by 2.2% to EUR 287.0 million in 1Q 07 due to higher marketing expenses and start-up costs for the operations in the Republic of Serbia.
Operating income decreased by 5.4% to EUR 161.9 million in the reporting period, caused by higher depreciation and amortization charges due to risen capital expenditures for tangible and intangible assets.
Note: Detailed operational figures of the Mobile Communication segment are shown in the appendix on page 18 and 19

Mobile Communication
in EUR million	1Q 07	1Q 06	% change

Revenues	694.1	688.2	0.9%

Adjusted EBITDA*	287.0	293.4	-2.2%

Operating income	161.9	171.2	-5.4%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
mobilkom austria
mobilkom austria gained 66,800 net additions during the 1Q 07 compared to 44,500 during 1Q 06 increasing its customer base to 3.7 million at the end of March 2007. This growth was primarily driven by a substantial increase in contract subscribers following strong sales of data cards and USB modems. The larger contract subscriber base also resulted from sales of the no-frills brand bob. In addition, mobilkom austria gained new customers in the youth segment.
The churn rate declined slightly from 4.4% to 4.3% in 1Q 07 due to successful customer retention measures.
4     Telekom Austria Group: Results for the First Quarter 2007

mobilkom austria is the leading mobile operator in Austria with a stable market share of 38.9% at the end of 1Q 2007. Mobile penetration further increased to 114.7% at the end of March 2007 compared to 107.7% at the end of the same period last year.
As a result of the introduction of the “A1 ZERO” tariffs in 2006 offering free SMS and free voice minutes under a flat-rate tariff plan, the number of SMS more than doubled in 1Q 07 in comparison to 1Q 06 and the average minutes of use charged per subscriber (MoU) rose by 15.5% to 171.0 minutes.
Average revenues per user (ARPU) decreased by 7.3% to EUR 31.7 as a result of a further reduction of interconnection rates to 7.34 cent on January 1, 2007 compared to 9.34 cent in 1Q 06 and the introduction of lower tariffs to remain competitive. An increase in data ARPU of 24.0% to EUR 6.2 in 1Q 07 partly offset lower voice ARPU. Data revenues as a proportion of traffic-related revenues rose by 5.7 percentage points to 27.2% in 1Q 07 compared to 1Q 06. mobilkom austria sold about 30,000 data cards and USB modems during 1Q 07 bringing the total number to 170,000 at the end of March 2007 compared to 70,000 a year ago. The company had 1.5 million Vodafone live! customers at the end of 1Q 07 compared to 1.0 million at the end of 1Q 06.
In an effort to strengthen its mobile data business mobilkom austria is upgrading its network to HSDPA 7.2 offering download speeds of up to 7.2 Mbit/s and it introduced HSUPA for high-speed data upload.
mobilkom austria’s revenues declined by 3.8% to EUR 417.8 million in 1Q 07 compared to 1Q 06 mainly due to lower traffic, interconnection and roaming revenues. A significant increase in monthly rental revenues due to the new tariffs as well as the increased number of data cards and USB modems partly offset the decline in revenues.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) declined by 7.1% to EUR 161.1 million in 1Q 07 as a result of lower revenues as well as higher subscriber acquisition costs and subscriber retention costs. Total subscriber acquisition costs rose by 11.2% despite lower costs per acquired subscriber due to high gross additions. Subscriber retention costs increased by 32.6% as a result of a larger number of replaced handsets and a larger subscriber base compared to 1Q 2006.
Operating income declined from EUR 111.1 million to EUR 97.7 million in 1Q 07 compared to 1Q 06 primarily due to higher amortization expenses for UMTS software.
Mobiltel
Mobiltel showed a strong performance with almost tripled net additions of 179,800 in 1Q 07 compared to 60,300 net adds in 1Q 06. The company increased its subscriber base by 21.7% to 4.4 million customers compared to 1Q 2006 due to successful promotions for contract and prepaid customers.
The number of contract subscribers increased by 29.6% to 1.7 million at the end of March 2007 compared to the same period last year.
Due to the continuous subscriber growth of all operators in Bulgaria the penetration rate increased from 84.7% in March 2006 to 113.5% at the end of March 2007. The market share of Mobiltel was 51.1% at the end of March 2007 compared to 56.0% a year ago. Churn decreased from 6.2% in 1Q 06 to 4.5% in 1Q 07.
Average revenues per user (ARPU) declined from EUR 10.7 in 1Q 06 to EUR 9.9 in 1Q 07 as lower average prices were partially offset by higher minutes of use charged per subscriber (MoU).
Telekom Austria Group: Results for the First Quarter 2007     5

New tariff plans with lower prices or free minutes for an additional monthly fee stimulated usage by 14.0% to 62.1 minutes per subscriber in 1Q 07.
During 1Q 07 Mobiltel’s revenues rose by 11.7% to EUR 141.8 million compared to 1Q 06 mainly as a result of higher traffic revenues. Higher voice and data traffic led to the increase in traffic revenues.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 6.2% to EUR 81.8 million in 1Q 07 compared to the same period last year as revenue growth more than offset higher material expenses due to a larger number of handsets sold, and higher interconnection costs as a result of higher volume of interconnection traffic.
Mobiltel’s operating income increased by 4.6% to EUR 45.5 million compared to 1Q 06 due to higher depreciation and amortization charges in the reporting period.
Vipnet
At the end of March 2007 Vipnet serviced almost 2.0 million customers — 82.0% of which use prepaid services — increasing its customer base by 18.5% compared to the end of March 2006. Vipnet gained 56,900 net additions in 1Q 07 compared to 49,000 in 1Q 06 and its contract subscriber base rose by 34.1% at the end of March 2007 compared to the same period last year.
The penetration rate in Croatia soared by 16.6 percentage points and reached 103.6% at the end of 1Q 07. Vipnet’s market share remained almost stable at 43.1% at the end of March 2007 compared to 43.3% in March 2006.
The churn rate of Vipnet fell by 0.4 percentage points to 3.5% in 1Q 07.
Average revenues per user (ARPU) declined by 12.0% to EUR 14.6 in 1Q 07 following the introduction of the no-frills brand tomato and declining tariffs due to increased competition. Data revenues as a proportion of traffic-related revenues increased by 4.1 percentage points to 34.1% in 1Q 07 compared to 1Q 06. Minutes of use charged per subscriber (MoU) grew slightly to 83.6 minutes compared to 83.4 minutes during 1Q 06.
Vipnet’s revenues rose by 1.3% to EUR 102.4 million in 1Q 07 compared to 1Q 06 primarily as a result of higher monthly rental revenues due to a higher subscriber base and new tariff plans as well as higher sales of equipment for postpaid customers. Lower average postpaid tariffs led to lower traffic revenues compared to 1Q 06. Higher discounts as a result of customer migration from prepaid to postpaid as well as tariff migration in the business segment curbed the revenue growth in 1Q 07.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) grew by 9.2% to EUR 37.9 million in 1Q 07 due to lower operating expenses. Lower quantities of hardware for prepaid customers led to lower material expenses.
Operating income rose by 32.9% to EUR 19.0 million in 1Q 07 compared to 1Q 06 due to lower depreciation and amortization charges as a result of lower capital expenditures.
Si.mobil
Si.mobil more than doubled net adds gaining 23,000 new customers during 1Q 07 in comparison to 11,300 in 1Q 06. The subscriber base grew by 19.7% to 443,900 customers at the end of March 2007. The number of contract subscribers showed a strong growth of 38.6% year-on-year, resulting in an higher contract share of 59.0% compared to 50.9% in 1Q 06.
Si.mobil’s market share grew to 25.7% at the end of March 07 — an increase of 2.7 percentage points in comparison to March 06. The mobile penetration rate in Slovenia grew from 81.3% in 1Q 06 to 86.2% in 1Q 07.
6     Telekom Austria Group: Results for the First Quarter 2007

A decline in contract churn in combination with the increase in the share of contract customers led to a decrease in Si.mobil’s churn rate of 3.4%.
Average revenues per user (ARPU) rose by 16.6% to EUR 21.1 in 1Q 07 compared to 1Q 06 driven by a higher contract subscriber base, an increase in minutes of use charged per subscriber (MoU) by 39.7% to 117.6 minutes as well as a higher SMS usage.
Si.mobil’s revenues grew by 34.6% to EUR 36.2 million primarily as a result of higher traffic and equipment revenues. A larger contract subscriber share, higher ARPU and higher MoU drove the increase in traffic revenues. Higher usage from SMS and Vodafone live! led to higher data revenues.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) grew by 50.7% to EUR 11.3 million in 1Q 07 compared to the same period last year due to the strong growth in operating revenues.
Si.mobil’s operating income almost tripled to EUR 5.2 million in 1Q 07.
Consolidated net profit
Net interest expenses increased by 11.6% to EUR 28.8 million in 1Q 2007 due to higher average net debt in 1Q 07 compared to 1Q 06 following increased share buybacks and the acquisition of licenses in the Republic of Serbia and in the Republic of Macedonia, and higher interest rates.
Income tax expenses have decreased as a result of lower taxable income and due to foreign tax rate reductions. The effective tax rate was 19.25% in 1Q 07 compared to 21.0% in 1Q 06.
Net income in 1Q 07 declined by 4.4% to EUR 147.2 million due to lower operating income. Basic and diluted earnings per share remained stable at EUR 0.32 as a result of a lower number of shares outstanding due to share buybacks in 2006 and in 1Q 2007.
Capital expenditures
Capital expenditures for tangible and intangible assets rose from EUR 121.8 million in 1Q 06 to EUR 167.3 million in the reporting quarter primarily driven by higher investments for the rollout of HSDPA and HSUPA in Austria and investments for the new operations in the Republic of Serbia and for the license in the Republic of Macedonia. Capital expenditures for tangible assets increased by 17.4% to EUR 121.7 million and for intangible assets from EUR 18.1 million to EUR 45.6 million.
During 1Q 07 capital expenditures for tangible assets in the Fixed Net segment decreased by 4.5% to EUR 48.7 million as a result of lower investments in the core net and less investment in technical building components. The decline was partially offset by additional investments in broadband access infrastructure.
In the Mobile Communication segment investments for the rollout of HSDPA and HSUPA in Austria and infrastructure investments of EUR 7.5 million in the Republic of Serbia primarily contributed to the rise in capital expenditures of 38.5% to EUR 73.0 million in 1Q 07.
Capital expenditures for intangible assets in the Fixed Net segment rose from EUR 9.5 million in 1Q 06 to EUR 10.7 million in 1Q 07 caused by higher investments for billing software.
Mobile Communication capital expenditures for intangible assets rose from EUR 8.6 million to EUR 34.9 million due to the purchase of the GSM license in the Republic of Macedonia and investments for network software.

Capital expenditures
in EUR million	1Q 07	1Q 06	% change

Fixed Net tangible	48.7	51.0	-4.5%

Mobile Communication tangible	73.0	52.7	38.5%

Tangible	121.7	103.7	17.4%

Fixed Net intangible	10.7	9.5	12.6%

Mobile Communication intangible	34.9	8.6	305.8%

Intangible	45.6	18.1	151.9%

Total capital expenditures	167.3	121.8	37.4%

Telekom Austria Group: Results for the First Quarter 2007     7

Cash flow and net debt
in EUR million	1Q 07	1Q 06	% change

Cash generated from operations	375.4	321.2	16.9%

Cash used in investing activities	-167.4	-120.8	38.5%

Cash used in financing activities	-212.2	-229.1	-7.4%

Effect of exchange rate changes	-0.4	-0.4	0.0%

Net decrease in cash and cash equivalents	-4.6	-29.1	-84.2%

in EUR million	March 31, 07	Dec. 31, 06	% change

Net debt	3,003.6	3,169.0	-5.2%

Cash flow and net debt
Cash generated from operations increased by 16.9% to EUR 375.4 million mainly as a result of lower accounts receivables from business customers and lower stocks in inventory in 1Q 07 compared to 1Q 06.
Cash used in investing activities rose by 38.5% to EUR 167.4 million in 1Q 07 caused by higher capital expenditures including the infrastructure investments in the Republic of Serbia and the purchase of the GSM license in the Republic of Macedonia.
Cash used in financing activities decreased to EUR 212.2 million in 1Q 07 compared to EUR 229.1 million in 1Q 06 primarily due to higher capital expenditures.
Net debt declined by EUR 165.4 million to EUR 3,003.6 million as of March 31, 2007 compared to December 31, 2006 primarily due to strong free cash flow generation. Thus, the net debt to equity ratio (net gearing) decreased to 103.0% at the end of March, 2007 compared to 112.2% at the end of December 2006.
Net debt includes long-term debt, short- term borrowings, capital leases, cash and cash equivalents, marketable securities available for sale, as well as derivative financial instruments for hedging purposes. The short-term portion of cross-border lease obligations is excluded from short-term borrowings for the calculation of net debt.
Personnel
At the end of March 2007, the group workforce increased by 70 full-time equivalents to 15,583 employees.
The Fixed Net segment registered a decline of 124 employees. In the Mobile Communication segment the number of employees rose by 194 employees at the end of 1Q 2007 compared to 1Q 2006 mainly due to the expansion into the Republic of Serbia.
Other events
On January 8, 2007 the Telekom Austria Group issued approximately 4 million options as the fourth tranche (“ESOP 2007+”) to eligible employees of the Telekom Austria Group. This tranche is part of the extension of the original Stock Option Plan of 2004 approved by the Annual General Meeting in May 2006 for further three years until 2009. These options may be settled either in cash or shares at the discretion of the company, whereby an option represents the right to buy one share. The exercise price is EUR 20.34. The option may only be exercised if the earnings per share target determined by the Supervisory Board has been reached. The options have a life of 3 years following a vesting period of 12 months and therefore can be exercised until May 2011.
On February 5, 2007 the Telekom Austria Group announced that it won the tender for a 10-year GSM 900/1800 license for the Republic of Macedonia for EUR 10 million, which is renewable for further 10 years. License conditions require to launch operations within 6 months of the license grant date.

Personnel (full-time equivalent)		End of period		Average of period
	March 31, 07	March 31, 06	change	1Q 07	1Q 06	change

Fixed Net	9,428	9,552	-124	9,431	9,550	-119

Mobile Communication	6,155	5,961	194	6,073	6,058	15

Total	15,583	15,513	70	15,504	15,608	-104

8     Telekom Austria Group: Results for the First Quarter 2007

On March 19, 2007 the Telekom Austria Group cancelled 40 million treasury shares. The cancellation lowers common stock by 8% to 460 million shares. The Telekom Austria Group acquired 1.7 million treasury shares between January 1 and March 19, 2007. As of March 31, 2007 the Telekom Austria Group held 380,000 shares which were acquired since the cancellation at an average purchase price of EUR 18.85
Details of the purchases are published each Tuesday on our corporate website at www.telekom.at/share-buyback
Major subsequent events after March 31, 2007
On April 1, 2007, Hans Tschuden became the Chief Financial Officer of the Telekom Austria Group.
At the Capital Market Day on April 24, 2007 the Telekom Austria Group announced its new cash-use policy for 2007 to 2010. The Telekom Austria Group plans to keep the pay-out ratio for dividends at 65% and retain flexibility to pursue profitable growth projects in Eastern- and South-Eastern Europe or return excess cash to shareholders via share buybacks up to 10% of its shares within the next 24 months.
On April 26, 2007 the Telekom Austria Group acquired the integrated operator eTel for a purchase price of approximately EUR 90 million. The Austrian competition authorities approved the acquisition subject to the fulfillment of certain conditions such as the sale of a fiber optics ring and the return of wireless local loop radio licenses. eTel provides voice, internet and data services and operates a virtual mobile network in Austria and a wholesale business in Central-Eastern Europe.
On May 14, 2007, Moody’s reaffirmed the “A3”-rating of the Telekom Austria Group and changed the rating outlook from positive to stable. This reflects the rating agency’s opinion that the new cash-use policy of the Telekom Austria Group translates into a future level of financial strength.
Delisting from NYSE
The Telekom Austria Group plans to delist its American Depositary Receipts (ADR) from the New York Stock Exchange with an effective date of May 17, 2007. Its American Depositary Receipts will continue trade over-the-counter under a Level 1 ADR Program starting May 17, 2007. The Telekom Austria Group will cover any fees and expenses incurred if ADR holders wish to convert their ADR or withdraw ordinary shares from the depositary. The Telekom Austria Group intends to terminate reporting obligations with the U.S. Securities and Exchange Commission (SEC) in June 2007, once new deregistration rules are effective.
As a result of the deregistration the Telekom Austria Group will no longer file an annual report on Form 20-F including a U.S. GAAP reconciliation with the SEC and will no longer be required to comply with the U.S. Sarbanes-Oxley Act.
Nevertheless, the Telekom Austria Group remains committed to a high standard of corporate governance and transparency towards its shareholders.
On March 30, 2007 the Telekom Austria Group filed its Form 20-F for the annual year 2006 including the management’s assessment and the external auditor’s report on its compliance with provision 404 of the U.S. Sarbanes-Oxley Act concerning internal controls over financial reporting.
Forecast for 2007 and multi-year outlook
The Telekom Austria Group reiterates its full year outlook for the business year 2007 as announced with the publication of the full year results for 2006, despite the challenging environment in its domestic operations.
Telekom Austria Group: Results for the First Quarter 2007     9

The Telekom Austria Group expects revenues to show a stable development in the financial year 2007 compared to the previous year. This forecast already includes a decline in wholesale prices for international roaming as a result of competition. However, it is not yet possible to foresee the impact of the anticipated introduction of a comprehensive regulation for international roaming traffic by the European Commission.
The adjusted EBITDA margin will decrease by approximately 1.5 percentage points as a result of the decline in wholesale prices for international roaming and due to expenses related to the start of operations in the Republic of Serbia and in the Republic of Macedonia. As a result, operating income is expected to be slightly lower despite a continued decline in depreciation, amortization and impairment charges.
The Fixed Net segment expects business operations in 2007 to be characterized by a further decline in the number of subscriber lines, stronger competition in the broadband segment due to broadband offers from mobile operators and the sustained migration of voice minutes to mobile communications networks. This development is expected to result in a slight decline in revenues and adjusted EBITDA. Nevertheless, the Telekom Austria Group expects operating income in the Fixed Net segment to show continued growth due to lower overall expenses.
In the Mobile Communication segment there are no signs that competitive pressure will ease in future. In the fall of 2007 the European Commission is expected to introduce comprehensive regulation of international roaming traffic, but it is impossible to anticipate what effect this will have at present. Despite the continued strong performance of the data business, revenues in Austria are expected to fall slightly due to a reduction in mobile termination charges for interconnection and roaming.
However, the Telekom Austria Group expects its international Mobile Communication subsidiaries to continue to contribute to growth in 2007 as well. Revenues in the Mobile Communication segment are expected to grow slightly in 2007. However, adjusted EBITDA and operating income will be lower than in 2006 due to expenses in connection with the launch of operations in the Republic of Serbia and in the Republic of Macedonia.
Capital expenditures will rise about 18% due to the planned investments in the Republic of Serbia and in the Republic of Macedonia. Nevertheless, on the basis of net income for 2006 adjusted by one-off tax effects of EUR 43.6 million in the second half of the year, the Telekom Austria Group expects net income to show an almost stable development in 2007.
During the period of 2007 to 2010 and disregarding any possible acquisitions and potential effects from EU regulations concerning roaming tariffs, the Telekom Austria Group expects operating revenues to grow by a compound annual growth rate (CAGR) of approximately 1 to 1.5%. Adjusted EBITDA in this period should rise on average by approximately 1.5 to 2.0% per annum. Due to a continued decline in depreciation and amortization charges the Telekom Austria Group expects net income to increase on average by more than 10% per year.
10     Telekom Austria Group: Results for the First Quarter 2007

Disclaimer:
This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;
•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;
•	the effects of our tariff reduction or other marketing initiatives;
•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;
•	our ability to achieve cost savings and realize productivity improvements;
•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;
•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;
•	the progress of our domestic and international investments, joint ventures and alliances
•	the impact of our new business strategies and transformation program;
•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditure;
•	the outcome of litigation in which we are involved;
•	the level of demand in the market for our shares which can affect our business strategies;
•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.
Telekom Austria Group: Results for the First Quarter 2007     11

TELEKOM AUSTRIA AG
Consolidated Balance Sheets

	March 31, 2007	December 31, 2006
(in EUR millions)	unaudited	audited

ASSETS

Current Assets

Cash and cash equivalents	120.5	125.1

Short-term investments	13.0	14.5

Accounts receivable — trade, net of allowances	677.4	712.4

Receivables due from related parties	2.7	3.3

Inventories	100.7	111.3

Prepaid expenses	152.9	137.1

Income taxes receivable	10.1	22.2

Other current assets	31.2	34.3

Total Current Assets	1,108.5	1,160.2

Investments in associates	5.7	4.4

Financial assets long-term	72.2	77.1

Goodwill	1,188.1	1,188.6

Other intangible assets, net	1,827.8	1,855.1

Property, plant and equipment, net	3,130.6	3,216.0

Other assets	4.7	4.8

Deferred tax assets	48.8	53.4

Receivables due from related parties, long-term finance	0.1	0.1

TOTAL ASSETS	7,386.5	7,559.7

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Short-term borrowings	-719.1	-562.1

Accounts payable — trade	-410.3	-508.4

Provisions and accrued liabilities	-200.6	-202.1

Payables to related parties	-9.1	-11.8

Income taxes payable	-11.5	-22.1

Other current liabilities	-172.6	-167.8

Deferred income	-200.5	-183.0

Total Current Liabilities	-1,723.7	-1,657.3

Long-Term Liabilities

Long-term debt, net of current portion	-2,421.5	-2,750.1

Lease obligations, net of current portion	-50.8	-57.4

Employee benefit obligation	-109.2	-111.6

Provisions long-term	-73.7	-72.7

Deferred tax liabilities	-49.5	-44.2

Other liabilities and deferred income	-43.2	-42.9

Total Long-Term Liabilities	-2,747.9	-3,078.9

Stockholders’ equity

Common stock	-1,003.3	-1,090.5

Treasury shares	7.2	654.6

Additional paid-in capital	-548.8	-461.6

Retained earnings	-1,383.4	-1,924.7

Revaluation reserve	-0.4	-0.4

Translation adjustments	13.8	-0.9

Equity attributable to equity holders of the parent	-2,914.9	-2,823.5

Minority interests	0.0	0.0

Total Stockholders’ equity	-2,914.9	-2,823.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	-7,386.5	-7,559.7

12     Telekom Austria Group: Results for the First Quarter 2007

TELEKOM AUSTRIA AG
Consolidated Statements of Operations

	1Q 07	1Q 06
(in EUR millions, except per share information)	unaudited	unaudited

Operating revenues	1,145.8	1,158.6

Other operating income	13.8	13.5

Operating expenses

Materials	-82.5	-86.7

Employee costs, including benefits and taxes	-193.6	-187.7

Depreciation and amortization	-264.2	-280.2

Impairment charges	0.0	-2.5

Other operating expenses	-408.6	-393.4

Operating income	210.7	221.6

Other income (expense)

Interest income	5.1	5.3

Interest expense	-33.9	-31.1

Foreign exchange differences	0.4	-0.3

(Loss) Income from investments	0.1	-0.9

Equity in earnings of affiliates	-0.1	0.3

Income before income taxes	182.3	194.9

Income tax expense	-35.1	-40.9

Net income	147.2	154.0

Attributable to:

Equity holders of the parent	147.2	154.0

Minority interests	0.0	0.0

Basic and fully diluted earnings per share	0.32	0.32

Weighted-average number of ordinary shares in issue	460,689,905	480,933,809

Telekom Austria Group: Results for the First Quarter 2007     13

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows

	1Q 07	1Q 06
(in EUR million)	unaudited	unaudited

Cash generated from operations

Net Income	147.2	154.0

Adjustments to reconcile net income to cash generated from operations

Depreciation, amortization and impairment charges	264.2	282.7

Write-offs from and appreciation to investments, net	0.0	1.1

Employee benefit obligation (long- and short-term) — non-cash	1.6	-1.7

Allowance for doubtful accounts	7.2	8.1

Change in deferred taxes	9.8	14.0

Equity in earnings of affiliates less than (in excess of) dividends received	0.1	-0.3

Stock compensation	-0.2	6.2

Asset retirement obligation — accretion expense	0.9	0.8

Gain on sale of investments	-0.1	-0.2

Loss on disposal / retirement of equipment	0.3	6.3

Other	-0.1	0.2

	430.9	471.2

Changes in assets and liabilities, net of effect of business acquired

Accounts receivable — trade	27.8	-9.6

Due from related parties	0.6	-0.4

Inventories	10.6	-13.6

Prepaid expenses and other assets	3.0	-17.8

Accounts payable — trade	-98.1	-109.6

Employee benefit obligation (long- and short-term)	-7.7	-0.8

Provisions and accrued liabilities	2.1	8.4

Due to related parties	-3.6	-4.8

Other liabilities and deferred income	9.8	-1.8

	-55.5	-150.0

Cash generated from operations	375.4	321.2

Cash from (used in) investing activities

Capital expenditures, including interest capitalized	-167.3	-121.8

Sale of subsidiary, net of cash	0.0	-0.4

Proceeds from sale of equipment	2.0	1.4

Purchase of investments — long-term	-0.3	-1.1

Prepayment on purchase ob subsidiaries	-3.5	0.0

Proceeds from sale of investments — short-term	0.6	0.1

Proceeds from sale of investments — long-term	1.1	1.0

Cash used in investing activities	-167.4	-120.8

Cash used in financing activities

Principal payments on long-term debt	-77.3	-53.7

Changes in short-term bank borrowings	-93.8	-116.7

Purchase of treasury shares	-41.1	-58.7

Cash used in financing activities	-212.2	-229.1

Effect of exchange rate changes	-0.4	-0.4

Net decrease in cash and cash equivalents	-4.6	-29.1

Cash and cash equivalents at beginning of period	125.1	116.8

Cash and cash equivalents at end of period	120.5	87.7

14     Telekom Austria Group: Results for the First Quarter 2007

TELEKOM AUSTRIA AG
Consolidated Statement of Changes in Stockholders’ Equity

	Common	Treasury	Additional	Retained	Revaluation	Translation	Total	Minority	Total
	stock*	stock**	paid-in	earnings	reserve	adjustment		interest	stockholders’
(in EUR millions) (unaudited)			capital						equity

Balance December 31, 2006	1,090.5	-654.6	461.6	1,924.7	0.4	0.9	2,823.5		2,823.5

Net unrealized loss on securities, net of EUR 0 deferred income tax					0.1		0.1		0.1

Net realized gains on securities, net of EUR 0 deferred income tax					-0.1		-0.1		-0.1

Foreign currency translation adjustment, net of EUR 0 deferred income tax						-14.8	-14.8		-14.8

Net income recognized directly in equity							-14.8		-14.8

Net income				147.2			147.2		147.2

Total recognized income for the period							132.4		132.4

Purchase of Treasury shares		-41.1					-41.1		-41.1

Capital reduction	-87.2		87.2

Cancellation of treasury shares		688.5		-688.5

Balance March 31, 2007	1,003.3	-7.2	548.8	1,383.4	0.4	-13.9	2,914.9		2,914.9

*	Number of shares of common stock per March 31, 2007 amounted to 460,000,000 compared to 500,000,000 as of March 31, 2006 due to the cancellation of 40,000,000 treasury shares in March 2007.

**	Number of shares of treasury stock per March 31, 2007 amounted to 380,000 compared to 38,307,473 per December 31, 2006 and 20,483,610 per March 31, 2006.
Net Debt

(in EUR millions) (unaudited)	March 31, 07	Dec. 31, 06

Long-term debt	2,421.5	2,750.1

Short-term borrowings	719.1	562.1

- Short-term portion of capital and cross border lease	-10.9	-9.4

+ Capital lease obligations	0.1	0.1

Cash and cash equivalents, short-term and long-term investments, financing with related parties	-142.5	-148.3

Derivative financial instruments for hedging purposes	16.3	14.4

Net debt	3,003.6	3,169.0

Net debt/equity	-103.0%	-112.2%

Reconciliation from Adjusted EBITDA to Net Income

(in EUR millions) (unaudited)	1Q 07	1Q 06

Adjusted EBITDA (excluding impairment charges)*	474.9	504.3

Impairment charges	0.0	-2.5

Consolidated adjusted EBITDA (including impairment charges)*	474.9	501.8

Depreciation and amortization	-264.2	-280.2

Interest income	5.1	5.3

Interest expense	-33.0	-30.3

Accretion expense	-0.9	-0.8

Foreign exchange differences	0.4	-0.3

Income/loss from investments	0.1	-0.9

Equity in earnings of affiliates	-0.1	0.3

Income before income taxes	182.3	194.9

Income tax expense	-35.1	-40.9

Net income	147.2	154.0

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Quarter 2007     15

Operating Results by Segment

(in EUR million) (unaudited)	1Q 07	1Q 06	% change

Operating revenues

Fixed Net	510.8	534.9	-4.5%

Mobile Communication	694.1	688.2	0.9%

Corporate, Other & Eliminations	-59.1	-64.5	-8.4%

Consolidated revenues	1,145.8	1,158.6	-1.1%

Adjusted EBITDA*

Fixed Net	193.2	215.4	-10.3%

Mobile Communication	287.0	293.4	-2.2%

Corporate, Other & Eliminations	-5.3	-4.5	17.8%

Consolidated adjusted EBITDA*	474.9	504.3	-5.8%

Operating income

Fixed Net	54.4	54.7	-0.5%

Mobile Communication	161.9	171.2	-5.4%

Corporate, Other & Eliminations	-5.6	-4.3	30.2%

Consolidated operating income	210.7	221.6	-4.9%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Capital expenditure

in EUR million (unaudited)	1Q 07	1Q 06	% change

Fixed Net tangible	48.7	51.0	-4.5%

Mobile Communication tangible	73.0	52.7	38.5%

Tangible	121.7	103.7	17.4%

Fixed Net intangible	10.7	9.5	12.6%

Mobile Communication intangible	34.9	8.6	305.8%

Intangible	45.6	18.1	151.9%

Total capital expenditure	167.3	121.8	37.4%

Personnel

Personnel (full-time equivalent)	End of period			Average of period
	March 31, 07	March 31, 06	change	1Q 07	1Q 06	change

Fixed Net	9,428	9,552	-124	9,431	9,550	-119

Mobile Communication	6,155	5,961	194	6,073	6,058	15

Total	15,583	15,513	70	15,504	15,608	-104

16     Telekom Austria Group: Results for the First Quarter 2007

Operational Data — Fixed Net

Lines and channels (in '000):	March 31, 07	March 31, 06	% change

PSTN access lines	2,186.2	2,350.0	-7.0%

Basic ISDN access lines	382.2	412.9	-7.4%

Multi ISDN access lines	7.0	7.3	-4.2%

Total access lines	2,575.5	2,770.2	-7.0%

Total access channels	3,161.6	3,395.9	-6.9%

xDSL retail access lines	597.6	501.9	19.1%

xDSL wholesale access lines	124.0	114.1	8.7%

Total xDSL access lines	721.6	616.0	17.1%

Traffic minutes (in millions of minutes) in the period:	1Q 07	1Q 06	% change

National	823	954	-13.7%

Fixed-to-mobile	187	205	-8.9%

International	102	109	-6.7%

Total voice minutes	1,112	1,268	-12.3%

Internet dial up	247	463	-46.7%

Total Fixed Net minutes	1,359	1,731	-21.5%

Total voice market share	58.1%	55.5%

Total market share (incl. Internet dial up)	57.9%	55.9%

Total average voice telephony tariff (EUR/min.)	0.076	0.076	0.0%

xDSL ARPU residential (EUR)	27.3	29.0	-5.9%

	March 31, 07	March 31, 06	% change

Internet subscribers in Austria (‘in 000)	1,532.1	1,458.1	5.1%

Czech On Line customers (‘in 000)	143.5	193.4	-25.8%

Fixed Net operating revenues (in EUR million) (unaudited)	1Q 07	1Q 06	% change

Switched voice traffic revenues	86.7	100.8	-14.0%

Switched voice monthly rental & other voice telephony revenues	121.4	132.2	-8.2%

Payphones & value added services	11.1	10.8	2.8%

Data & IT-solutions including wholesale	105.0	103.6	1.4%

Internet access & media	68.7	67.3	2.1%

Wholesale voice telephony & Internet	91.6	92.3	-0.8%

Other	26.3	27.9	-5.7%

Total Fixed Net operating revenues	510.8	534.9	-4.5%

Telekom Austria Group: Results for the First Quarter 2007     17

Operational Data — Mobile Communication

Mobile Communication (EUR million) (unaudited)	1Q 07	1Q 06	% change

Revenues	694.1	688.2	0.9%

Adjusted EBITDA*	287.0	293.4	-2.2%

Operating income	161.9	171.2	-5.4%

Data as a portion of traffic-related revenues	24.9%	20.9%

	March 31, 07	March 31, 06	% change

Subscribers (‘000)	10,563.0	9,128.4	15.7%

mobilkom austria** (EUR million) (unaudited)	1Q 07	1Q 06	% change

Revenues	417.8	434.2	-3.8%

Adjusted EBITDA*	161.1	173.4	-7.1%

Operating income	97.7	111.1	-12.1%

Monthly ARPU (EUR)	31.7	34.2	-7.3%

Data as a portion of traffic-related revenues	27.2%	21.5%

Subscriber acquisition cost (SAC)	21.3	19.1	11.5%

Subscriber retention cost (SRC)	19.5	14.7	32.7%

Churn (3 months)	4.3%	4.4%

Monthly MOU charged/ø subscriber	171.0	148.0	15.5%

	March 31, 07	March 31, 06	% change

Subscribers (‘000)	3,697.3	3,436.7	7.6%

Contract share	62.4%	57.6%

Market share	38.9%	38.9%

Market penetration	114.7%	107.7%

Mobiltel (EUR million) (unaudited)	1Q 07	1Q 06	% change

Revenues	141.8	126.9	11.7%

Adjusted EBITDA*	81.8	77.0	6.2%

Operating income	45.5	43.5	4.6%

Monthly ARPU (EUR)	9.9	10.7	-7.5%

	March 31, 07	March 31, 06	% change

Subscribers (‘000)	4,447.7	3,654.5	21.7%

Contract share	37.3%	35.0%

Market share	51.1%	56.0%

Market penetration	113.5%	84.7%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.

**	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of operations of the Telekom Austria Group including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.
18     Telekom Austria Group: Results for the First Quarter 2007

Operational Data — Mobile Communication

Vipnet* (EUR million) (unaudited)	1Q 07	1Q 06	% change

Revenues	102.4	101.1	1.3%

Adjusted EBITDA**	37.9	34.7	9.2%

Operating income	19.0	14.3	32.9%

Monthly ARPU (EUR)	14.6	16.6	-12.0%

	March 31, 07	March 31, 06	% change

Subscribers (‘000)	1,969.2	1,661.9	18.5%

Contract share	18.0%	15.9%

Market share	43.1%	43.3%

Market penetration	103.6%	87.0%

Si.mobil (EUR million) (unaudited)	1Q 07	1Q 06	% change

Revenues	36.2	26.9	34.6%

Adjusted EBITDA**	11.3	7.5	50.7%

Operating income	5.2	1.9	173.7%

Monthly ARPU (EUR)	21.1	18.1	16.6%

	March 31, 07	March 31, 06	% change

Subscribers (‘000)	443.9	370.9	19.7%

Contract share	59.0%	50.9%

Market share	25.7%	23.0%

Market penetration	86.2%	81.3%

mobilkom liechtenstein (EUR million) (unaudited)	1Q 07	1Q 06	% change

Revenues	4.7	5.8	-19.0%

Adjusted EBITDA**	0.7	0.8	-12.5%

Operating income	0.5	0.6	-16.7%

	March 31, 07	March 31, 06	% change

Subscribers (‘000)	4.9	4.2	16.7%

*	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of operations of the Telekom Austria Group including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Quarter 2007     19

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Boris Nemsic

Name: Boris Nemsic Title: Chief Executive Officer

	By:	/s/ Hans Tschuden

Name: Hans Tschuden Title: Chief Financial Officer
Date: May 16, 2007